September 10, 2007
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Jill Davis, Branch Chief

Re:	Infinity Energy Resources, Inc.
Form 10-K for the year ended December 31, 2006
Filed on March 14, 2007
File No. 000-17204
Dear Ms. Davis:
     On behalf of Infinity Energy Resources, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 10, 2007, regarding the above-referenced filing.
     For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number.
Form 10-K for the year ended December 31, 2006
Oil and Natural Gas Reserves, page 8
1.	We note that you include with your filing a measure for PV(10) which is a non-GAAP measure. As such, please expand your disclosure to include all disclosure required by Item 10(e) of Regulation S-K. the disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which appears to be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.
     Response:
     The Company will expand its disclosure in all applicable future filings to include a reconciliation between any non-GAAP financial oil and gas reserve disclosure and the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69. We would like to highlight for the Staff that

Securities and Exchange Commission
September 10, 2007

as it pertains to the disclosures as of December 31, 2006, there was no difference between the “PV-10 Value” and the standardized measure of discounted future net cash flows.
Critical Policies, page 37
Oil and Gas Properties, Depreciation and Full Cost Ceiling Test, page 37
2.	We note that you capitalize all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves. Please expand your accounting policy to explain how you account for seismic costs.
     Response:
     The Company will expand its accounting policy disclosure in all applicable future filings to include a specific reference to its accounting for seismic costs. In accordance with the full cost method of accounting for exploration and development activities, the Company capitalizes all cost incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and seismic costs).
Note 1 Organization and Summary of Significant Accounting Policies, page F-7
3.	Please disclose the amount of amortization expense per equivalent physical unit of production. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.
     Response:
     The Company will disclose the amount of amortization expense per equivalent physical unit of production in all applicable future filings. We note for the Staff that the disclosure would have been $4.76, $4.60 and $3.09 per Mcfe for the years 2006, 2005 and 2004, respectively.
Note 14 Supplemental Oil and Gas Information, page F-22
Costs Incurred in Oil and Gas Activities, page F-23
4.	Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. development costs), as we believe there is no provision for these separate line items in paragraph 21 and Illustration 2 of SFAS 69. Please also refer to the sample letter sent to oil and gas producer which can be located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Securities and Exchange Commission
September 10, 2007

     Response:
     The Company will revise its presentation of Costs Incurred in Oil and Gas Activities in all applicable future filings to include asset retirement costs in the balance of the applicable line item required to be disclosed. We would like to highlight for the Staff that as it pertains to the disclosures for the year ended December 31, 2006, the asset retirement costs of $77,000 comprised less than 1% of the costs incurred during the year.
Engineering Comments
Estimated Proved Oil and Gas Reserves, page F-23
5.	Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. Please revise your disclosure explain the circumstances that led to the changes due to additions of proved reserves in the last three years and revisions of proved reserves in 2005 and 2006. You may contact us to discuss this matter.
     Response:
     The Company will revise its disclosure in all applicable future filings to include explanation of “significant changes” in the Company’s proved oil and gas reserve quantities for each period presented. We would highlight for the Staff that the Company incurred significant amounts of exploration and development costs during 2005 and 2006 that led to the discovery of significant reserve additions during those periods. However as those reserve additions were sensitive to changes in sales and transfer prices, net of production costs, the Company also experienced significant revisions in previous estimates as a result of the significantly lower market price for gas and oil at year-end December 31, 2006.

Securities and Exchange Commission
September 10, 2007

     In connection with responding to the SEC’s comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at (303) 892-7344 if you would like to discuss these matters.

Sincerely,

/s/ Michelle Shepston
for
DAVIS GRAHAM & STUBBS LLP

Enclosures

cc:	John Cannarella (SEC)
Stanton E. Ross (Infinity Energy Resources, Inc.)
Daniel F. Hutchins (Infinity Energy Resources, Inc.)